November 10, 2020
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:      Keros Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-250010)
Ladies and Gentlemen:
As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., New York City time, on Thursday, November 12, 2020, or as soon thereafter as is practicable.
Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,
Jefferies LLC
SVB Leerink LLC
Piper Sandler & Co.
As Representatives of the several Underwriters
[SIGNATURE PAGES FOLLOW]

JEFFERIES LLC

By:	/s/ Matthew Kim
	Name:	Matthew Kim
	Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Jon Civitarese
	Name:	Jon Civitarese
	Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Chad Huber
	Name:	Chad Huber
	Title:	Managing Director
As representatives of the several underwriters.
cc: Nathan Ajiashvili, Partner, Latham & Watkins LLP
[Signature Page to Acceleration Request Letter]